March 16, 2016

VIA EDGAR

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    DPL Inc.
The Dayton Power and Light Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 24, 2016
File Nos. 1-9052, 1-2385

Dear Mr. Thompson:

Set forth below, please find responses to your letter dated March 7, 2016, with respect to the above-captioned filings of DPL Inc. (“DPL”) and The Dayton Power and Light Company (“DP&L” and, together with DPL, the “Registrants”). For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in your letter. The comments in your letter appear in italics and our responses follow immediately thereafter.

1.
We note the reports of your independent registered public accounting firm are not signed by the accounting firm in accordance with Rule 2-02 of Regulation S-X. Please confirm to us that your original audit reports were signed and ensure future filings include conformed signatures.

Registrants’ Response to Comment 1:

We obtained signed original letters from our independent registered public accounting firm prior to making our filings. Due to an inadvertent oversight, conformed signatures were omitted on the reports of our independent auditors in our filings. We will be filing an amended 10-K/A to include the signed reports in accordance with Rule 2-02 of Regulation S-X and will ensure that future filings include conformed signatures.

2.
Please tell us what consideration each registrant gave to separately presenting revenues and related costs and expenses applicable to revenues from tangible goods, services and other revenues pursuant to Rule 5-03(b)(1) and (b)(2) of Regulation S-X.

Registrants’ Response to Comment 2:

We consider our operating revenues and expenses to be that of a public utility consisting of revenues and expenses for the sale of electric services per Rule 5-03(b)(1)(a) of Regulation

S-X. As a public utility company, we use the Federal Energy Regulatory Commission (FERC) uniform system of accounts and follow the general segregation of operating revenues and operating expenses reported as prescribed by the FERC.

In connection with the Registrants’ response to the comments in your letter, the Registrants acknowledge that (i) the Registrants are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your efforts and those of your staff to assist us in complying with our disclosure requirements and enhancing our overall disclosure. Please contact Judi L. Sobecki, DPL’s General Counsel, at (317)829-6833 if you have any questions or requests for additional information in connection with our responses.

Respectfully submitted,

/s/ Craig L. Jackson
Craig L. Jackson
Chief Financial Officer